Exhibit 99.6

CONSOLIDATED FINANCIAL STATEMENTS
(a development stage enterprise)

For the years ended May 31, 2011 and 2010

Independent auditor’s report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the shareholders of Rio Alto Mining Limited

We have audited the accompanying consolidated financial statements of Rio Alto Mining Limited, which comprise the consolidated balance sheet as at May 31, 2011, the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rio Alto Mining Limited as at May 31, 2011, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Restated comparative information

The consolidated financial statements of Rio Alto Mining Limited for the year ended May 31, 2010 (prior to the restatement of the comparative information described in Note 2 to the consolidated financial statements) were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on August 16, 2010.

As part of our audit of the consolidated financial statements of Rio Alto Mining Limited for the year ended May 31, 2011, we also audited the adjustments described in Note 2 that were applied to restate the consolidated financial statements for the year ended May 31, 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Rio Alto Mining Limited for the year ended May 31, 2010, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended May 31, 2010, taken as a whole.

Vancouver, Canada

August 29, 2011	Chartered accountants

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

RIO ALTO MINING LIMITED
CONSOLIDATED BALANCE SHEETS
As at May 31,
(Expressed in United States dollars)

	Notes	2011	2010
			(restated Note 2)
			(Note 3b)
Assets
Current
Cash and cash equivalents		$11,526,062	$5,440,298
Accounts receivable	5	537,025	84,449
Subscriptions receivable		-	582,704
Promissory note receivable	10	-	116,532
Inventory	6	3,910,479	-
Prepaid expenses	7	2,554,024	157,585
IGV receivable	8	13,999,942	397,637
		32,527,532	6,779,205

Deferred financing costs		-	23,924
Plant and equipment	9	47,285,624	259,989
Mineral properties and evaluation costs	10	88,374,786	-
Investment in La Arena S.A.	11	-	19,530,771

Total Assets		$168,187,942	$26,593,889

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	12	$8,264,506	$502,789
Due to related parties		-	72,248
Deferred revenue	14	1,790,292	-
Derivative liability	14	2,136,078	-
		12,190,876	575,037

Asset retirement obligation	13	14,800,000	-
Future income taxes	15	10,243,547	2,532,141
Deferred revenue	14	8,625,953	-
Derivative liability	14	10,292,004	-

		56,152,380	3,107,178
Shareholders' equity
Share capital	18	125,972,274	39,006,847
Contributed surplus	18	7,450,044	2,396,484
Accumulated other comprehensive income		5,844,181	1,322,219
Deficit		(27,230,937)	(19,238,839)
		112,035,562	23,486,711

Total Liabilities and Shareholders’ Equity		$168,187,942	$26,593,889

Commitments	21
Subsequent events	23

Approved on behalf of the Board of Directors:

“Ram Ramachandran”	Director	“Klaus Zeitler”	Director

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
For the years ended May 31,
(Expressed in United States dollars)

	Notes	2011	2010
			(Note 3b)
General and administrative expenses
Accounting and audit		$293,074	$201,548
Amortization		58,561	63,794
Consulting		187,349	52,979
Directors’ fees		182,084	89,430
Insurance		28,583	48,566
Investor relations		326,043	436,914
Legal fees		229,423	124,892
Office and miscellaneous		505,854	259,312
Regulatory and transfer agent fees		144,043	73,098
Salaries		1,504,381	1,493,627
Stock-based compensation	18	4,179,822	446,532
Travel		392,354	184,400

Loss before other items		(8,031,571)	(3,475,092)

Other items
Foreign exchange loss		(385,376)	(211,747)
Exploration expenses		(37,084)	(456,411)
Interest and other income		36,204	266
Impairment of mineral property	10	-	(114,377)
Loss on disposal of equipment		-	(32,544)
Extinguishment of payables		-	166,272
Loss on sale of mineral property interest	10	-	(8,632,821)
Unrealized gain on revaluation of derivative liability	14	1,648,876	-
Costs relating to gold pre-payment	14	(1,022,282)	-

Loss before income taxes		(7,791,233)	(12,756,454)
Provision for income taxes	15	(200,865)	141,473

Net loss for the period		(7,992,098)	(12,614,981)

Other comprehensive income
Translation adjustment		4,521,962	1,322,219

Comprehensive loss		$(3,470,136)	$(11,292,762)

Basic and diluted loss per common share		$(0.06)	$(0.15)

Weighted average number of common shares outstanding		140,245,551	82,649,411

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31
(Expressed in United States dollars)

	Notes	2011	2010
			(restated Note 2)
			(Note 3b)
OPERATING ACTIVITIES
Loss for the period		$(7,992,098)	$(12,614,981)
Items not affecting cash:
Amortization		58,561	63,794
Stock-based compensation		4,179,822	446,532
Impairment of mineral property		-	114,377
Extinguishment of payables		-	(166,272)
Loss on disposal of equipment		-	32,544
Loss on sale of mineral property interest		-	8,632,821
Deferred financing costs		24,478	(23,480)
Unrealized gain on revaluation of derivative liability		(1,648,876)	-
Provision for income taxes		200,865	(141,473)
Changes in non-cash working capital items	22	(3,291,583)	(190,001)
Net cash used in operating activities		(8,468,831)	(3,846,139)

FINANCING ACTIVITIES
Proceeds from issuing share capital		84,907,189	13,174,286
Proceeds from exercise of options and warrants		8,634,881	1,831,384
Subscription receipts receivable		582,704	-
Proceeds from gold prepayment		24,500,000	-
Share issue costs		(5,702,905)	(1,001,731)
Net cash provided by financing activities		112,921,869	14,003,939

INVESTING ACTIVITIES
Purchase of equipment		(18,729,507)	(267,838)
Disposal of equipment		-	80,512
Cash acquired in RAML asset acquisition		-	2,027,243
Shares purchased in RAML asset acquisition		-	(690,880)
Transaction costs for RAML		-	(300,467)
Cash acquired in La Arena acquisition		5,533,627	-
Mineral property expenditures		(1,244,417)	(532,673)
Investment in La Arena		(35,511,237)	(10,481,836)
Acquisition of La Arena		(48,846,789)	-
Cash disposed of in sale of Materias		-	(70,700)
Net cash used in investing activities		(98,798,323)	(10,236,639)

Increase (decrease) in cash during the period		5,654,715	(78,839)
Cash and cash equivalents, beginning of the period		5,440,298	5,223,637
Effect of exchange rates on cash		431,049	295,500

Cash and cash equivalents, end of the period		$11,526,062	$5,440,298

Supplemental cash flow disclosures (Note 22)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
As at May 31, 2011
(Expressed in United States dollars)

					Accumulated
					Other
		Common Shares		Contributed	Comprehensive
	Note	Shares	Amount	Surplus	Income (loss)	Deficit	Total
Balance, May 31, 2009		40,407,013	$18,327,595	$1,599,250	$-	$(6,623,858)	$13,302,987
Shares issued on RAML asset acquisition	4	35,143,411	6,069,970	-	-	-	6,069,970
Fair value of warrants issued on asset acquisition of RAML	4,18(d)(i)	-	-	425,744	-	-	425,744
Shares issue costs related to RAML		-	(57,084)	-	-	-	(57,084)
Shares issued for private placements	18(a)	28,399,566	13,756,990	-			13,756,990
Share issue costs related to private placements	18(a)	-	(997,051)	-	-	-	(997,051)
Shares issued on conversion of warrants	18(d)	3,582,585	1,719,966	(10,209)	-	-	1,709,757
Shares issued on exercise of options	18(c)	503,000	186,461	(64,833)	-	-	121,628
Stock-based compensation	18(c)	-	-	446,532	-	-	446,532
Foreign exchange translation		-	-	-	1,322,219	-	1,322,219
Net loss for the year		-	-	-	-	(12,614,981)	(12,614,981)
Balance, May 31, 2010	3(b)	108,035,575	39,006,847	2,396,484	1,322,219	(19,238,839)	23,486,711
Shares issued for private placements	18(a)	50,326,257	84,907,189	-	-	-	84,907,189
Share issue costs related to private placements	18(a)	-	(5,702,905)	-	-	-	(5,702,905)
Fair value of broker warrants for private placement	18(a,d)	-	(2,087,483)	2,087,483	-	-	-
Shares issued on conversion of warrants	18(d)	8,468,250	8,027,350	-	-	-	8,027,350
Shares issued on exercise of options	18(c)	1,727,500	1,821,276	(1,213,745)	-	-	607,531
Stock-based compensation	18(c)	-	-	4,179,822	-	-	4,179,822
Foreign exchange translation		-	-	-	4,521,962	-	4,521,962
Net loss for the period		-	-	-	-	(7,992,098)	(7,992,098)
Balance, May 31, 2011		168,557,582	$125,972,274	$7,450,044	$5,844,181	$(27,230,937)	$112,035,562

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., (“Rio Alto” or the "Company"), was engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a private company engaged in the development of the La Arena gold oxide/copper - gold porphyry project in Peru, and changed its name to Rio Alto. On May 31, 2010, the Company disposed of all of its Mexican assets (Note 10). RAML had an agreement to earn in and purchase 100 per cent of La Arena S.A. (“La Arena”), and on February 9, 2011 the Company completed the purchase of 100 per cent of La Arena (Note 4). The Company is in the development stage and has not generated any revenue. Gold production commenced at the La Arena gold oxide mine in May 2011, but commercial production rates had not been achieved at May 31, 2011.

2.	RESTATEMENT

The Company restated its consolidated balance sheet as at May 31, 2010 to reflect the equity method of accounting for its investment in La Arena (Note 11) because management determined that the Company had significant influence over the strategic operating, investing and financing policies of La Arena since initial inception.

The May 31, 2010 consolidated balance sheet and consolidated statement of cash flows for the year ended May 31, 2010 has been restated to report costs relating to La Arena as an investment in La Arena as opposed to capitalized mineral property costs. The results of these restatements are:

Balance sheet	Before restatement	After restatement
Mineral properties	$19,530,771	-
Investment in La Arena	-	$19,530,771

Statement of Cash Flows	Before restatement	After restatement
Investing Activities
Mineral property expenditures	(11,014,509)	(532,673)
Investment in La Arena	-	(10,481,836)

The restatement did not result in any change to the consolidated statement of operations and comprehensive loss and deficit or to the consolidated statement of shareholders’ equity for the year ended May 31, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“CGAAP”) using the following significant accounting policies:

a.	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mexican Silver Mines (Guernsey) Limited (“MSM Guernsey”), located in Guernsey, Rio Alto S.A.C. and La Arena S.A. (“La Arena”), both located in Peru. All intercompany transactions and balances have been eliminated.

b.	Foreign currencies

Change in reporting currency

Effective May 31, 2011, the Company changed its reporting currency (currency of presentation) from the Canadian dollar to the United States (“US”) dollar. Prior to May 31, 2011, the Company reported in the

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

Canadian dollar. The reason for the change is to provide financial statements in the currency of the Company’s principal business activities. In accordance with EIC-130, “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency” the financial statements for all periods presented have been translated into the US dollar using the current rate method. Under this method, the Consolidated Statements of Operations and Cash Flows for each reporting period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period (2010 $1= US$0.9405) and all assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates (2010 – C$1 = US$0.9583). Shareholders’ equity transactions were translated using the rates of exchange in effect as of the dates of the various capital transactions. The resulting translation adjustment was recorded as a currency translation adjustment (“CTA”), a separate component of Accumulated Other Comprehensive Income (“AOCI”).

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. An exchange gain or loss that arises on translation or settlement of a foreign currency-denominated monetary item carried at market is included in the determination of net income.

Foreign currency translation

The Company’s foreign operations are fully integrated except La Arena, which is self-sustaining. The functional currency of the Company is the Canadian dollar. The fully integrated foreign operations are translated into the functional currency using the temporal method. Under this method, foreign currency denominated monetary items are translated into the functional currency at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective transaction dates. Translation gains and losses are recognized in income for the period in which they arise.

La Arena is self-sustaining and the U.S. dollar is its functional currency. Foreign exchange gains and losses arising from monetary items in foreign operations are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income and are included in the CTA. On disposal of part of all of the operations, the proportionate share of the related cumulative gains and losses previously recognized in the CTA through the AOCI are included in determining the profit or loss on disploal of that operation recognized in the profit or loss.

c.	Estimates

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities, revenues, expenses, gains and losses, and other comprehensive income for each period presented, and in the disclosure of commitments and contingencies. Changes in estimates and assumptions may occur due to the passage of time, changes in circumstances or the occurrence of future events.

The significant areas requiring the use of management estimates and assumptions include, but are not limited to, the recoverability of accounts receivables, the carrying value of inventory, the amount of ore reserves and related amortization and depletion, the assessment of impairment, if any, to the carrying value of mineral properties, the recoverability of investments, the expected economic lives and future cash flows from plant and equipment and related amortization, current and future income taxes, site closure and reclamation obligations and assumptions used to calculate fair value of stock-based compensation, options and warrants, derivative liability and amounts and likelihood of contingent liabilities. Actual results could differ from estimated results by a material amount.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

d.	Revenue recognition

Revenue from the sale of metals is recognized when there is persuasive evidence that an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from sale of metals during the pre-production period is credited to mineral property costs.

e.	Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period. Diluted earnings (loss) per share is calculated by the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. Under the treasury stock method it is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within ninety days of purchase.

g.	Plant and Equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses. Plant and equipment are amortized over the estimated useful lives of the related assets. Assets under construction are amortized when they are substantially complete and available for their intended use over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gains or losses are reflected in earnings. The carrying values of plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the asset is written down to recoverable value and the resulting amount is charged to income.

Amortization is recorded on a straight-line basis at the following annual rates:

Mobile and field equipment	5 years
Office and computer equipment	10% - 30%
Leasehold improvement s	term of lease
Processing plant and equipment	8 years
Other	20%

Amortization incurred prior to commercial production is capitalized as part of mineral properties and evaluation costs.

h.	Inventory

Finished goods, work-in-process and ore on the leach pad are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the measurement date based on prevailing and long-term metal prices less future costs to convert the inventories into saleable form.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

Production costs are included in work-in-process inventory based on costs incurred to the point of refining, including applicable amortization and depletion of mining interests, and removed at the average production cost per recoverable ounce of gold. The cost of finished goods includes the average cost of work-in-process inventories and applicable refining costs.

Supplies are valued at the lower of average cost and landed replacement cost.

i.	Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or areas of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and evaluation costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to obtain adequate funding to bring projects into production. Once a property reaches commercial production deferred costs are amortized on a unit of production basis over the expected life of the property’s reserves. No depletion is charged against the property until commercial production commences. Revenue from the sale of any mineral properties is credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned are written off and recognized in the determination of income.

The validity of title to mining property interests involves uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mining properties. In accordance with industry practice the Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations do not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of income. Prospecting and initial exploration costs are expensed as incurred.

j.	Asset retirement obligations

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in the statement of operations. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset.

k.	Impairment of long-lived asset

Long-lived assets are tested for recoverability at each reporting period or whenever events or changes in circumstances indicate that their associated carrying value may not be recoverable. Impairment exists if the estimated future cash flows from an asset or group of related assets are less than the related carrying value. In the event of impairment, the charge to operations is measured as the difference between carrying value

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

and fair value based on estimated discounted cash flows in the absence of a market price. Estimation of future cash flows and the selection of a discount rate are based on assumptions. Any differences between significant assumptions and market conditions or the Company’s performance could have a material effect on an impairment provision, the Company’s financial position or the results of its operations.

l.	Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be applicable at the time those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the determination of income in the period that enactment or substantive enactment of the tax rate change occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against such asset.

m.	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method (Black-Scholes Option Pricing Model) with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earliest of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are fully vested and non-forfeitable.

The fair value of the options is accrued and charged to operations with the offsetting credit to contributed surplus. For directors and employees, the charge is recognized over the option vesting period and for non-employees the charge is recognized over the related service period. When stock options are exercised, the residual fair value is transferred from contributed surplus to share capital.

In the event stock options are forfeited prior to vesting, the associated residual fair value is reversed from the consolidated statement of operations or balance sheet item to which it was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock options that expire remain in contributed surplus.

n.	Derivative instruments

Derivative instruments, including certain derivative instruments embedded in other contracts and instruments designated for hedging activities are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the statement of operations.

o.	Share issue costs

Share issue costs include commission, arrangement fees, professional and regulatory fees incurred in connection with private placements. Share issue costs are charged directly to share capital.

p.	Related party transactions

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the parties.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

q.	Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading; held-to-maturity investments; loans and receivables; available-for-sale assets; and other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Transaction costs directly attributable to the acquisition or issue of financial instruments classified as other than held-for-trading, which are expensed as incurred, are included in the carrying value.

Cash and cash equivalents and the derivative liability are classified as held-for-trading. Accounts receivable, subscriptions receivable and promissory note receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

r.	Comprehensive income

Comprehensive income is the change in shareholders’ equity that results from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings. Accumulated other comprehensive income is presented as a separate component within shareholders’ equity.

s.	Recent accounting pronouncements:

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting

Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s annual consolidated financial statements for its fiscal year beginning on January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company adopted these sections effective June 1, 2010.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

4.	ACQUISITIONS

Mexican Silver Mines Amalgamation

On June 25, 2009, Mexican Silver Mines Ltd. (“MSM”) acquired the assets and liabilities of RAML (the “Transaction”). The Transaction was accounted for as an acquisition of the assets of RAML. The primary asset in RAML was its agreement to acquire La Arena. During the year ended May 31, 2009, MSM issued a C$200,000, 8 per cent per annum convertible promissory note (the “Note”) in favour of RAML. Immediately prior to the Transaction, the Note was converted into 1,000,000 common shares of RAML. Also prior to completion of the Transaction on June 25, 2009, MSM subscribed for an additional 4,000,000 million common shares of RAML for consideration of C$800,000 ($690,880).

Before the Transaction, RAML had 40,143,411 common shares issued and outstanding of which 5,000,000 common shares were held by MSM and 4,329,000 warrants outstanding comprised of 1,500,000 warrants expiring on June 25, 2012 held by IAMGOLD Corporation (“IMG”) convertible into 1,500,000 common shares of RAML at C$0.30 per common share, 2,500,000 warrants convertible into 2,500,000 common shares of RAML at C$0.20 per common share that expire on June 25, 2012, and 329,000 Finders’ Warrants convertible into 329,000 common shares at C$0.20 per common share that would expire on June 25, 2010.

On June 25, 2009, MSM issued 35,143,411 common shares with a value of $6,069,970 to RAML shareholders in order to acquire RAML at which time RAML became a wholly-owned subsidiary of MSM. Of the 35,143,411 common shares issued, 8,537,990 common shares were placed in escrow as described in Note 18b. Additionally, MSM issued 4,329,000 warrants with each warrant having the same terms and conditions as the pre-existing, outstanding RAML warrants. The value of the warrants, calculated using a Black-Scholes Option Pricing Model, was $425,744 (Note 18d).

The consideration paid was:
Issuance of MSM shares	$6,069,970
Fair value of MSM warrants granted	425,744
Conversion of promissory note	172,720
Additional RAML shares subscribed by MSM	690,880
Transaction costs	342,765
$7,702,079

The purchase price allocation was:
Cash	$2,027,243
Receivables	164,462
Prepaid expenses	31,171
Value added tax receivable	60,446
Equipment	16,406
Investment in La Arena	8,240,066
Accounts payable and accrued liabilities	(306,835)
Due to related parties	(119,062)
Future income tax liability	(2,411,818)
$7,702,079

On July 24, 2009 MSM and RAML completed a vertical amalgamation and changed the Company name from Mexican Silver Mines Ltd. to Rio Alto Mining Limited.

La Arena Acquisition

On June 15, 2009 the Company entered into an agreement (“The La Arena Agreement”) with IMG. The La Arena Agreement provided that the Company may earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena, a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena S.A. was

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

$47,550,000, subject to adjustments, (the “Exercise Price”) which was to be paid in cash by June 15, 2011. In addition to the exercise price, the Company had the right to convert up to $30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7 per cent interest in La Arena (the “Earn-in Right”).

On February 9, 2011 the Company acquired 100 per cent interest in La Arena upon payment of $48,846,789 representing the Exercise Price and an amount of $1,296,789 to reimburse IMG for the cost of additional land purchases within the La Arena Mineral project and metallurgical test work.

The following table sets forth the allocation of the purchase price to assets and liabilities acquired.

Purchase Price
Equity investment in La Arena prior to acquisition	$54,092,691
Payment to acquire common shares of La Arena not already owned	48,846,789
$102,939,480
Purchase price allocation:
Cash	$5,533,627
Prepaid expenses and deposits	7,262,532
Value added tax receivable	9,767,514
Property, plant and equipment	27,463,703
Mineral property	70,791,492
Current liabilities	(7,712,456)
Future income tax liability	(10,166,932)
$102,939,480

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	May 31, 2011	May 31, 2010
Taxes receivable	$484,673	$17,206
Other receivables	52,352	67,243

	$537,025	$84,449

6.	INVENTORY

Inventory consists of the following:

	May 31, 2011	May 31, 2010
Doré inventory	$371,871	$-
Work in progress	1,236,351	-
Ore on leach pad	2,004,537	-
Supplies inventory	297,720	-

	$3,910,479	$-

7.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	May 31, 2011	May 31, 2010
Prepayment for construction and development services at La Arena	$2,349,303	$-
Other	204,721	157,585

	$2,554,024	$157,585

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

8.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 19 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production it will be eligible for refunds of IGV. As at May 31, 2011, the Company has an IGV receivable of $13,999,942 (May 31, 2010 - $397,637).

9.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		May 31, 2011			May 31, 2010
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Mobile and field equipment	$4,802,921	$103,332	$4,699,589	$127,649	$12,793	$114,856
Office equipment	456,417	85,290	371,127	129,697	10,673	119,024
Computer equipment	112,799	10,709	102,090	33,289	7,180	26,109
Leasehold improvements	55,021	-	55,021	-	-	-
Processing plant and equipment	2,072,954	-	2,072,954	-	-	-
Construction work in progress	39,583,334	-	39,583,334	-	-	-
Camp office and accommodation	401,509	-	401,509	-	-	-
	$47,484,955	$199,331	$47,285,624	$290,635	$30,646	$259,989

10.	MINERAL PROPERTIES AND EVALUATION COSTS

Mineral property expenditures are summarized as follows:

	La Arena, Peru	Providencia, Mexico	Ral, Mexico	Anillo de Fuego, Mexico	Voladora, Mexico	Total
May 31, 2009 (restated – Note 2)	$-	$2,961,907	$2,024,317	$2,149,879	$212,110	$7,348,213
Deferred exploration costs:
Assays and laboratory tests	-	10,708	-	-	-	10,708
Office and camp costs	-	4,012	3,864	10,865	5,063	23,804
Drilling	-	89,115	-	53,479	-	142,594
Geological consulting	-	49,214	21,733	23,906	21,734	116,587
Consulting and labour	-	2,947	2,456	4,194	2,456	12,053
Materials and supplies	-	2,712	-	(10)	-	2,702
Meals, travel and accommodation	-	2,807	2,807	2,807	2,807	11,228
Staking, permits and licenses	-	137,559	10,444	44,058	8,789	200,850
Telephone and communication	-	2,995	2,995	2,995	3,163	12,148
Costs during the year	-	302,069	44,299	142,294	44,012	532,674
Foreign exchange translation	-	81,680	52,755	57,830	6,274	198,539
Sale of mineral property interest	-	(3,345,656)	(2,121,371)	(2,350,003)	(262,396)	(8,079,426)
May 31, 2010 (restated – Note 2 and Note 3b)	-	-	-	-	-	-
Acquisition during the period (Note 4)	70,791,492	-	-	-	-	70,791,492
Concessions and property payments	275,325	-	-	-	-	275,325
Mineral property development costs	1,057,416	-	-	-	-	1,057,416
Asset retirement obligation (Note 13)	14,800,000	-	-	-	-	14,800,000
Foreign currency translation	1,450,553	-	-	-	-	1,450,553
Costs during the period	88,374,786	-	-	-	-	88,374,786
May 31, 2011	$88,374,786	$-	$-	$-	$-	$88,374,786

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

Providencia, Ral, Anillo de Fuego and Voladora, Mexico

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100 per cent interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company $116,532 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of C$1 million dollars. The purchaser issued a promissory note to the Company for the sale price of $116,532 that would bear interest at 15 per cent per annum on the principal sum still outstanding after the maturity date of May 31, 2011. The promissory note was paid on May 31, 2011. The sale of the subsidiary is effectively a sale of mineral property interests and its residual net assets and resulted in a loss on sale of $8,632,821. The net assets sold were:

Cash	$70,700
Value added tax receivable	476,834
Equipment	134,352
Mineral property interests	8,079,426
Accounts payable and accrued liabilities	(11,653)
Due to related parties	(306)

Net assets sold	8,749,353

Less: sale price of subsidiary	(116,532)

Loss on sale	$8,632,821

Mineral property deposits

The Company entered into agreements with contractors in Mexico, whereby the Company agreed to purchase drilling services and geophysical exploration services. In February 2008, the Company deposited 20 per cent of the total estimated cost for drilling certain mineral properties. The amount remaining on deposit of $114,377 at May 31, 2010 was deemed to be uncollectible and was written off during the 2010 fiscal year.

11.	INVESTMENT IN LA ARENA

On February 9, 2011 the Company acquired the 68.7 per cent of La Arena that it did not previously own and consolidated La Arena’s financial statements (note 4).

Prior to February 9, 2011, the Company accounted for its investment in La Arena using the equity method as discussed in Note 2. The Company’s investment in La Arena consisted of:

	February 9, 2011	May 31, 2010
Opening balance	$19,530,771	$-
Acquisition of RAML by MSM (Note 4)	-	8,240,066
Funds invested:
Office and camp costs	245,316	598,380
Engineering and construction	2,934,722	3,720,397
Pre-construction	21,548,126	470,518
Payroll	2,757,044	292,861
Value added taxes	514,951	390,251
Concessions and property payments	1,600,679	1,014,433
Development advance	1,153,852	4,097,597
Foreign currency translation	1,001,705	706,268
Reversal of future income tax	2,805,525	-
Reallocated to purchase price (note 4)	(54,092,691)	-
	$-	$19,530,771

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	May 31, 2011	May 31, 2010
Trade accounts payable	$7,109,299	$-
Payroll and related benefits	536,209	27,632
Other accounts payable	618,998	475,157

	$8,264,506	$502,789

Substantially all of the trade accounts payable relate to development and construction activities at La Arena.

13.	ASSET RETIREMENT OBLIGATION

The asset retirement obligation comprises:

	May 31, 2011	May 31, 2010
Balance, acquired (Note 4)	$-	$-
Estimated liabilities incurred	14,800,000	-
Accretion expense	-	-

	$14,800,000	$-

In July 2011, the Company prepared and submitted to the Peruvian government a reclamation and closure plan for the La Arena gold mine. The undiscounted obligation is $34.7 million. Once approved the Company is required to post a bond of approximately $3.2 million, based on current estimated post-closure costs, which is expected to occur within the next twelve months. The reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. The majority of the work will be done in 2017 – 2019, with care and maintenance continuing until 2024. The credit adjusted risk free rate is 10%.

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

Deferred revenue and derivative liability consists of:

	Deferred Revenue	Derivative Liability	Total
	(a)	(b)
Balance, May 31, 2010	$-	$-	$-
Initial valuation of deferred revenue and derivative liability	10,423,042	14,076,958	24,500,000
Deliveries to settle the deferred revenue and derivative liability	-	-	-
Foreign currency translation	(6,797)	-	(6,797)
Change in fair market value of derivative liability	-	(1,648,876)	(1,648,876)
Balance, end of year	$10,416,245	$12,428,082	$22,844,327
Less current portion	(1,790,292)	(2,136,078)	(3,926,370)
Balance, May 31, 2011	$8,625,953	$10,292,004	$18,917,957

On October 15, 2010 the Company entered into a $25 million Gold Prepayment Agreement (the “Agreement”) and a Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”). Each drawdown of the $25 million facility is allocated between derivative liability and deferred revenue. As at May 31, 2011, the Company had drawn $24.5 million.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

(a) Gold Prepayment Agreement – Deferred revenue

Under the terms of the Agreement, if the Company draws the full $25 million under the Agreement it will be required to deliver 36,800 ounces of gold as set out in the table below. The obligation to deliver gold and the delivery schedule is proportional to the amount of the $25 million that is drawn down.

The table summarizes the delivery requirements:

	Number of months	Ounces per month	Total Ounces
July 2011 to October 2012	16	575	9,200
November 2012 to October 2014	24	1,150	27,600

Total ounces to be delivered			36,800

The actual monthly delivery of gold ounces may vary by 5 per cent from the amounts stated above for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 or $950 per ounce such that at a price of $1,450 or more the monthly delivery would be 85 per cent of the stated amount and 115 per cent of the stated amount if the price was $950 or less. The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In addition to the Agreement, RKE has granted the Company a credit facility for $3 million that may be borrowed once all of the funds available under the Agreement have been utilized. The credit facility would bear interest at 3-month LIBOR plus 6 per cent compounded annually and would mature in October 2014. As security, the Company has granted RKE a charge over the shares of La Arena S.A.

As a result of the foregoing adjustment mechanism at May 31, 2011, the Company is obligated to deliver 36,064 ounces. During the month of June 2011, the Company received $3,163,006 from the delivery of a total of 2,591 troy ounces of gold, of which 575 troy ounces was declared as part of the Gold Prepayment Agreement.

The Company designated the Agreement as an “own use” or “normal sales” contract.

(b) Gold Purchase Agreement – Derivative liability

The Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is directly proportional to the amount of the $25 million facility drawn. The Gold Purchase Agreement is accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in operations. At May 31, 2011, the Company is obligated to sell 609,766 ounces of gold to RKE.

The Company incurred costs relating to the negotiation and documentation of the Gold Prepayment Agreement and the Gold Purchase Agreement of $1,022,282, including a cash arrangement fee of $750,000.These costs were charged to operations.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

15.	INCOME TAXES

Income taxes differ from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 26.5% in 2011 (2010 - 33%) to earnings before income taxes. The reasons for the differences are as follows:

	Years ended May 31,
	2011	2010
Loss before income taxes	$7,791,233	$12,758,353

Income tax (recovery) provision using statutory tax rates	(2,064,677)	(3,646,720)
Increase (reduction) in income taxes resulting from:
Difference in foreign tax rates	(26,929)	2,787,766
Non-deductible items	670,700	241,153
Change in tax rates	(474,704)	(122,542)
Unrecognized benefit of non-capital losses	2,096,475	598,870
Income tax expense (recovery)	$200,865	$(141,473)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	May 31, 2011	May 31, 2010
Future income tax assets:
Share issue costs	$1,855,486	$318,716
Non-capital losses carried forward	8,060,056	1,445,270
Mineral properties	-	395,453
Other	-	13,800
Future income tax assets	9,915,542	2,173,239
Less: valuation allowance	(9,915,542)	(2,030,893)
	-	142,346

Future income tax liabilities:
Equipment	-	(76,217)
Mineral properties	(10,243,547)	(2,598,270)
Net future income tax liability	$(10,243,547)	$(2,532,141)

The Company has non-capital losses for Canadian income tax purposes of approximately $7,852,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire at various times through 2031. In addition, the Company has Canadian exploration and development expenditures of approximately $1,580,000 to reduce taxable income of future years. Future tax benefits that may arise as a result of these losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

The Company has $4,545,610 of non-capital losses for Peruvian income tax purposes which expire at various times through 2015.

16.	RELATED PARTY TRANSACTIONS

During the year ended May 31, 2011, the Company entered into the following transactions with related parties:

a)

Paid or accrued $277,655 (2010 - $252,054) in management fees, bonuses, office rent and administrative services to a company controlled by a former director of the Company, who resigned his position on February 18, 2011. The former director was paid $387,426 upon resignation and entitled to a payment of

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

$149,698, (which has been accrued) upon the Company reaching certain production milestones.

b)	Paid or accrued $30,514 (2010 - $127,991) in directors’ and management fees to a director.

c)

Paid or accrued $257,455 (2010 - $187,814) in legal fees to a law firm in which the Company’s corporate secretary and director is a partner of which $56,769 (2010 - $29,356) was included in share issue costs and $59,172 (2010 - $68,882) was included in transaction costs in relation to the La Arena acquisition outlined in Note 4.

d)	Paid or accrued $151,380 (2010 - $89,430) in directors’ fees and travel allowances to directors of the Company.

e)

Charged rent of $31,586 (2010 - $30,138) to a public company and a private company with a director in common with the Company. The amounts receivable from these companies total $3,606 (2010 - $46,135) and are included in accounts receivable.

f)	Paid a deposit of $23,714 for office space which is shared by a company whose President, CEO and director is also a director of the Company.

g)

Due to related parties total $Nil (2010 - $72,248) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses.

These transactions were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

17.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going-concern, to provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in shareholders’ equity including issued share capital of $125,972,274, contributed surplus of $7,450,044, accumulated other comprehensive income of $5,844,181 and deficit of $27,230,937, as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

18.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Authorized share capital consists of an unlimited number of common shares of which 168,557,582 were issued and outstanding at May 31, 2011. The Company also has authorized unlimited number of preferred shares of which none have been issued. Refer to the Consolidated Statement of Equity for changes in outstanding common shares. During the most recent two years the Company issued common shares as follows:

				Cash	Non-cash
	Shares	Price per		transaction	transaction costs
Issue Date	issued	share	Proceeds	costs	(i)
June 2, 2010	10,200,000	C$0.76	$7,451,222	$(521,587)	$-
November 30, 2010	7,626,575	C$1.68	12,480,798	(968,941)	-
December 1, 2010	3,906,382	C$1.68	6,562,066	(459,344)	-
December 2, 2010	533,300	C$1.68	895,854	(31,355)	-
January 20, 2011	28,060,000	C$2.05	57,517,249	(3,721,678)	(2,087,483)
For the year ended May 31, 2011	50,326,257		$84,907,189	$(5,702,905)	$(2,087,483)

November 30, 2009	17,044,927	C$0.36	$5,812,798	$(437,449)	$-
May 20, 2010	10,097,162	C$0.75	7,045,882	(510,000)	-
May 28, 2010	1,257,477	C$0.75	898,310	(49,602)	-
For the year ended May 31, 2010	28,399,566		$13,756,990	$(997,051)	$-

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants entitling the underwriters to purchase an equal number of common shares at C$2.05 per common share expiring January 20, 2013. The fair value of the broker warrants was recorded as share issue costs (note d).

b)	Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 common shares in escrow. At May 31, 2011, 6,403,491 common shares have been released from escrow and 2,134,499 common shares remain in escrow and were released on June 25, 2011.

c)	Stock options

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10 per cent of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The fair values for all options granted are estimated by a Black-Scholes option pricing model. Vesting periods range from immediate vesting to 1 year.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average
		Exercise Price (C$)
Outstanding, May 31, 2009	2,968,000	$0.32
Granted	3,080,000	0.33
Exercised	(503,000)	0.25
Cancelled	(400,000)	0.45
Re-priced	400,000	0.30
Outstanding, May 31, 2010	5,545,000	0.32
Granted	3,665,000	1.75
Exercised	(1,727,500)	0.34
Cancelled	(100,000)	0.30
Outstanding, May 31, 2011	7,382,500	$1.02
Options exercisable – May 31, 2011	5,857,500	$0.85

Stock options outstanding at May 31, 2011 are as follows:

	Weighted Average		Remaining Contractual Life
Number of Options	Exercise Price (C$)	Date of Expiry	(months)
250,000	$0.30	May 7, 2012	11
795,000	$0.25	May 7, 2012	11
100,000	$0.25	May 11, 2012	12
50,000	$1.25	July 4, 2012	13
200,000	$0.45	August 2, 2012	14
2,255,000	$0.30	July 16, 2014	38
50,000	$0.35	September 18, 2014	40
180,000	$0.70	March 15, 2015	46
37,500	$0.75	June 30, 2011	1
50,000	$0.82	August 1, 2011	2
1,050,000	$1.50	September 21, 2015	52
1,050,000	$1.80	September 21, 2015	52
500,000	$1.90	November 5, 2015	54
250,000	$2.00	December 7, 2015	55
385,000	$2.39	March 11, 2016	58
180,000	$2.15	May 11, 2016	60
7,382,500	$1.02

Options are valued using a Black-Scholes option pricing model. Options issued to employees are measured at the grant date. Options issued to non-employees are measured at the grant date and are re-measured at its then current fair value as of each financial reporting date where options remain outstanding. For the year ended May 31, 2011 and 2010 the assumptions used to value the options granted in the period and remeasured at the end of the period are as follows:

	Granted year ended May 31,		Re-measured at May 31,
	2011	2010	2011	2010
Number of options	3,665,000	3,080,000	400,000	225,000
Fair value	$4,179,822	$446,532	$698,366	$152,361
Weighted average:
Exercise price (C$)	$1.75	$0.33	$0.93	$0.41
Risk-free interest rate	1.99%	0.33%	1.77%	2.49%
Dividend yield	0%	0%	0%	0%
Expected life (years)	4.7	4.8	2.47	3.00
Volatility	120%	99%	99.62%	130.75%

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

d)	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Exercise Price C$
Outstanding, May 31, 2009	11,145,750	$0.96
Granted	4,329,000	0.23
Converted	(3,582,585)	0.49
Expired	(1,288,400)	0.50
Outstanding, May 31, 2010	10,603,765	0.88
Granted	1,683,600	2.05
Converted	(8,468,250)	0.95
Expired	(635,515)	1.26
Outstanding, May 31, 2011	3,183,600	$1.23

i)

Warrants are recorded at their fair value using a Black Scholes option pricing model. Warrants issued in the years ended May 31, 2011 and 2010 and the related fair values and assumptions are as follows:

			Risk-free	Weighted average
	Number of	Exercise	interest	expected life
Grant Date	warrants	price (C$)	rate	(years)	Volatility	Fair value

Granted for the year ended May 31, 2011:

January 20, 2011	1,683,600	$2.05	1.61%	2.0	105%	$2,087,483

Granted for the year ended May 31, 2010:

June 25, 2009	329,000	$0.20	0.24%	1.0	100%	$21,802
June 25, 2009	1,500,000	$0.30	0.24%	3.0	100%	138,423
June 25, 2009	2,500,000	$0.20	0.24%	3.0	100%	265,519
	4,329,000	$0.23	0.24%		100%	$425,744

ii)	Warrants outstanding at May 31, 2011 were as follows:

Expiry Date	Number of Warrants	Conversion Price
January 20, 2013	1,683,600	$2.05
June 25, 2012	1,500,000	$0.30
	3,183,600	$1.23

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The carrying values of accounts receivable, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity and convertibility into cash.

As at May 31, 2011, cash and cash equivalents are all classified as Level 1 and measured at fair value:

Level 1
Assets
Cash and cash equivalents	$11,526,062

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

The derivative liability is measured at fair value and is classified as Level 3 with $1,648,876 of unrealized gain recognized in the year. Classification levels are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing, should be sufficient to meet the ongoing capital and operating requirements. At May 31, 2011, the Company’s cash and cash equivalents of $ 11,526,062 is sufficient to meet its short-term business requirements. As at May 31, 2011, the Company had accounts payable and accrued liabilities of $8,264,505 which are due under normal trade terms over periods ranging between 30 and 60 days.

The Company’s future revenues will be from the mining and sale of mineral products; however, the economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. A significant portion of the Company’s receivables are refundable IGV from the Peruvian government, which is expected to be recovered within a twelve-month period. Management believes that the credit risk concentration with respect to other receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

The Company’s financial assets and liabilities are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol
Financial assets
Cash and cash equivalents	$10,836,279	$522,635	$167,148
Accounts receivables	-	149,318	387,767
IGV receivable	-	-	13,999,942
	10,836,279	671,953	14,554,857
Financial liabilities
Accounts payable and accrued liabilities	-	420,805	7,843,701
Net financial assets (liabilities)	$10,836,279	$251,148	$6,711,156

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

A 10 per cent appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately US$25,000. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect.

A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have increased net financial assets by approximately US$671,000 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine appropriate actions to be undertaken. The Company’s derivative liability is estimated by an option pricing model that considers the changes in the price of gold over time and the underlying volatility of such price changes. A 10 per cent change in gold prices and gold price volatility would increase or decrease the $12,428,082 amount of the derivative liability by approximately $2.6 million.

Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns and monetary systems, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or development of properties.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

20.	SEGMENTED INFORMATION

The Company operates in one business segment, being the acquisition and development of mineral properties, in Peru. Segmented disclosure and Company-wide information is as follows:

			For the year ended May 31, 2011
		Canada	Peru	Total
Operating expense		$(7,337,794)	$(649,408)	$(7,987,202)
Amortization		(5,300)	(53,261)	(58,561)
Other income (loss)		447,333	(192,803)	254,530
Provision for income taxes		(147,490)	(53,375)	(200,865)
		$(7,043,251)	$(948,847)	$(7,992,098)

			For the year ended May 31, 2010
	Canada	Mexico	Peru	Total
Operating expense	$(2,070,176)	$(229,127)	$(1,111,995)	$(3,411,298)
Amortization	(1,666)	-	(62,128)	(63,794)
Other income (loss)	(499,987)	(8,781,375)	-	(9,281,362)
Provision for income taxes	141,473	-	-	141,473
	$(2,430,356)	$(9,010,502)	$(1,174,123)	$(12,614,981)

			As at ended May 31, 2011
		Canada	Peru	Total
Mineral properties and evaluation costs		$-	$81,410,255	$81,410,255
Equipment, net		61,579	47,224,045	47,285,624
Other assets		8,879,286	23,648,246	32,527,532
		$8,940,865	$152,282,546	$161,223,411

			As at ended May 31, 2010
		Canada	Peru	Total
Mineral properties and evaluation costs		$-	$19,530,771	$19,530,771
Equipment, net		5,930	254,059	259,989
Other assets		5,948,681	854,448	6,803,129
		$5,954,611	$20,639,278	$26,593,889

21.	COMMITMENTS

(a)	The Company entered into operating lease agreements for its Vancouver and Lima office premises. The annual lease commitments under the leases are as follows:

					2016and
	2012	2013	2014	2015	thereafter
Vancouver	$141,335	$145,672	$127,605	$127,605	$148,872
Lima	71,252	71,252	71,252	71,252	106,878

Total	$212,587	$216,924	$198,857	$198,857	$255,750

(b)	See Note 14, deferred revenue and derivative liability for commitments under the Gold Prepayment and Gold Purchase Agreements.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

(c)

Mining operations at the La Arena Project are carried out by a contractor. The mining contract agreement is in effect until the date the reserves of oxide ore are fully depleted, estimated to be 7 years. The Company has the option to terminate the agreement at its convenience, subject to a termination fee as follows:

Termination fee
Year 1	$7,000,000
Year 2	7,000,000
Year 3	4,000,000
Year 4	2,000,000
Year 5	1,000,000
Year 6	-

(d)	See Note 13, reclamation bond requirements for the Company’s asset retirement obligations.

22.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no income taxes or interest paid in the years ended May 31, 2011 and 2010.

Changes in non-cash working capital comprise of:

	May 31, 2011	May 31, 2010
(Increase) decrease in receivables	$(452,576)	$289,074
Decrease in promissory note receivables	116,532	-
Decrease (increase) in prepaid expenses	4,866,093	(108,371)
Increase in inventory	(3,910,479)	-
Increase in value added tax receivable	(3,834,791)	(10,361)
Increase (decrease) in accounts payable
and accrued liabilities	(4,114)	(173,842)
Increase (decrease) in due to related parties	(72,248)	(186,501)
	$(3,291,583)	$(190,001)

Significant non-cash transactions for the years ended May 31, 2011 and 2010 were:

a)

Mineral property and deferred exploration costs include amounts of $7,143,152 (2010 - $114,478) in accounts payable and accrued liabilities and $nil (2010 - $116,532) relating to the promissory note received from the sale of the Company’s Mexican properties as discussed in Note 10.

23.	SUBSEQUENT EVENTS

On August 1, 2011 the Company granted options to purchase 250,000 common shares to a new employee. The options have an exercise price of CAD$2.29, a life of five years and vests 25% each three months starting on the grant date. The value of these options was determined using a Black-Scholes option pricing model with the following input assumptions:

Number of options	250,000
Exercise price	CAD $2.29
Expected life	5 years
Volatility	113.00%
Risk-free rate	2.79%
Fair value	$484,685

Subsequent to May 31, 2011 the Company issued 192,500 common shares on the exercise of 192,500 stock options for gross proceeds of $75,875.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 31, 2011 and 2010
(Expressed in United States dollars)

24.	COMPARATIVE FIGURES

Certain comparative figures in prior periods have been reclassified to conform to presentation adopted in the current period.